# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TOP Financial Group Ltd, CIK 0001848275
CUSIP: G989A6102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 101 Cecil Street, #13-05 Tong Eng Building, Singapore, Singapore (U0), 069533
Date of event which requires filing of this statement: 07/12/2026
Filed by CIK 0002112801
Persons authorized to receive notices and communications: Jennifer Tam, 101 Cecil Street, #13-05 Tong Eng Building, Singapore, Singapore (U0), 069533, 65 6252 8998

## Reporting persons
- Junli Yang (CIK 0002112801): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 104,067,616; shared voting power 0; sole dispositive power 104,067,616; shared dispositive power 0; aggregate amount beneficially owned 104,067,616 (17.1% of the class)
  Comment: (1) This statement on Schedule 13D is filed by Junli Yang ("Ms. Yang"), an individual, and Quantum Leap Limited, a British Virgin Islands Company ("Quantum Leap," collectively, with Ms. Yang, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  
  (2) Consists of (a) 20,000,000 Class A ordinary shares, par value US$0.001 per share (the "Class A Ordinary Shares"), of TOP Financial Group Limited (the "Issuer") held by Zhong Yang Holdings (BVI) Limited ("Zhong Yang Holdings") and (b) 84,067,616 Class A Ordinary Shares held by Quantum Leap. Ms. Yang is the majority shareholder and sole director of Zhong Yang Holdings and, as such, may be deemed to exercise sole voting and sole dispositive power over these shares. Ms. Yang is the sole shareholder and sole director of Quantum Leap and, as such, exercises sole voting and sole dispositive power over these shares.
  
  (3) The percentage reported in Item 13 above is based on a total of 608,527,305 issued and outstanding Class A Ordinary Shares of the Issuer as of July 21, 2026, as reported in the Issuer's shareholder list obtained from the Company's transfer agent.
- Quantum Leap Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 84,067,616; shared voting power 0; sole dispositive power 84,067,616; shared dispositive power 0; aggregate amount beneficially owned 84,067,616 (13.81% of the class)
  Comment: (1) This statement on Schedule 13D is filed by Quantum Leap and Ms. Yang collectively as the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  
  (2) Ms. Yang is the sole shareholder and sole director of Quantum Leap and, as such, exercises sole voting and sole dispositive power over these shares.
  
  (3) The percentage reported in Item 13 above is based on a total of 608,527,305 issued and outstanding Class A Ordinary Shares of the Issuer as of July 21, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: TOP Financial Group Ltd
Address of issuer's principal executive offices: 101 Cecil Street, #13-05 Tong Eng Building, Singapore, Singapore (U0), 069533

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Junli Yang ("Ms. Yang") and Quantum Leap Limited ("Quantum Leap") (together, the "Reporting Persons"). Ms. Yang has sole voting and dispositive power over all of the Class A Ordinary Shares held by Quantum Leap.
Residence or business address: Junli Yang. The principal business address of Junli Yang is C/O TOP Financial Group Limited, 101 Cecil Street, #13-05 Tong Eng Building, Singapore 069533. Quantum Leap. The principal business address of Quantum Leap is C/O TOP Financial Group Limited, 101 Cecil Street, #13-05 Tong Eng Building, Singapore 069533.
Present principal occupation or employment: Quantum Leap is an investment holding company primarily engaged in acquiring, holding, and managing equity interests in subsidiaries and other investments. It does not engage in direct business operations. Ms. Yang is a Director and Chairwoman of Issuer.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: Ms. Yang- People's Republic of China. Quantum Leap - British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Ms. Yang is a pre-IPO shareholder holding 20,000,000 Class A Ordinary Shares through Zhong Yang Holdings. Ms. Yang is the majority shareholder and sole director of Zhong Yang Holdings and, as such, may be deemed to exercise sole voting and sole dispositive power over these shares. Zhong Yang funded its purchase using working capital.

On July 12, 2026, Quantum Leap purchased from certain investors, in privately negotiated transactions, Warrants to purchase an aggregate of 100,000,000 Class A Ordinary Shares, for an aggregate purchase price of US$12,000,000.00. The Warrants had been issued by the Issuer to such investors in a private placement that closed on July 9, 2026. Quantum Leap funded its purchase using working capital.

On July 19, 2026, Quantum Leap exercised its Warrants in full on a cashless basis pursuant to Section 3(c) of the Warrants, as amended, and, on July 20, 2026, received 84,067,616 Class A Ordinary Shares upon such exercise. No cash consideration was paid by Quantum Leap in connection with the exercise, and no Warrants held by Quantum Leap remain outstanding. The Class A Ordinary Shares received upon exercise are subject to a six-month lock-up period from the date of issuance, during which they may not be offered, sold, transferred, pledged or otherwise disposed of, pursuant to the terms of the Warrants, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction: Ms. Yang is a pre-IPO shareholder of the Issuer holding 20,000,000 Class A Ordinary Shares through Zhong Yang Holdings. Ms. Yang is the majority shareholder and sole director of Zhong Yang Holdings and, as such, may be deemed to exercise sole voting and sole dispositive power over these shares. The Reporting Persons acquired with the intent to exercise control over the Issuer. Quantum Leap, which is wholly owned by Ms. Yang, acquired Warrants to purchase 100,000,000 Class A Ordinary Shares as described in Item 3. On July 19, 2026, Quantum Leap exercised its Warrants in full on a cashless basis pursuant to Section 3(c) of the Warrants, as amended. On July 20, 2026, Quantum Leap received 84,067,616 Class A Ordinary Shares upon the cashless exercise of the Warrants in full, and no Warrants held by Quantum Leap remain outstanding. The Reporting Persons intend to continue actively participating in the Issuer's management and strategic direction. Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Zhong Yang Holdings holds 20,000,000 Class A Ordinary Shares of the Issuer. Quantum Leap holds 84,067,616 Class A Ordinary Shares of the Issuer. Ms. Yang, the Chairwoman of the Board of the Issuer, is the majority shareholder and sole director of Zhong Yang Holdings and the sole shareholder and sole director of Quantum Leap. As a result of this ownership structure, Ms. Yang is deemed to have sole voting and dispositive power with respect to the Class A Ordinary Shares held by Zhong Yang Holdings and Quantum Leap for purposes of Rule 13d-3 under the Securities Exchange Act of 1934. Collectively, the 104,067,616 Class A Ordinary Shares beneficially owned by Ms. Yang represent 17.10% of the Class A Ordinary Shares, based on a total of 608,527,305 Class A Ordinary Shares issued and outstanding as of July 21, 2026, as reported in the Issuer's shareholder list obtained from the Company's transfer agent. The 84,067,616 Class A Ordinary Shares beneficially owned by Quantum Leap represent 13.81% of the Class A Ordinary Shares on the same basis.
Number of shares as to which each person has sole or shared power to vote or dispose:
Quantum Leap
Sole Voting Power: 84,067,616 Class A Ordinary Shares
Shared Voting Power: 0
Sole Dispositive Power: 84,067,616 Class A Ordinary Shares
Shared Dispositive Power: 0

Ms. Yang
Sole Voting Power: 104,067,616 Class A Ordinary Shares
Shared Voting Power: 0
Sole Dispositive Power: 104,067,616 Class A Ordinary Shares
Shared Dispositive Power: 0
Transactions in the class effected during the past sixty days: Except for the acquisition and cashless exercise of the Warrants by Quantum Leap described in Item 3, which is incorporated herein by reference, the Reporting Persons have not effected any transactions in the Class A Ordinary Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

On July 12, 2026, Quantum Leap entered into warrant purchase agreements with certain investors pursuant to which Quantum Leap purchased Warrants to purchase an aggregate of 100,000,000 Class A Ordinary Shares at a purchase price of US$0.12 per Warrant. Each Warrant entitled the holder thereof to purchase one Class A Ordinary Share at an exercise price of US$0.4477 per share, subject to adjustment upon share splits and share combinations. The Warrants were exercisable immediately upon issuance and had a term expiring on the third (3rd) anniversary of the date of issuance. The Warrants may also be exercised on a cashless basis

On July 19, 2026, the Issuer and the holders of the Warrants, including Quantum Leap, entered into warrant amendment agreements amending the cashless exercise provision of the Warrants. On July 19, 2026, Quantum Leap exercised its Warrants in full on a cashless basis pursuant to the Warrants, as amended, and on July 20, 2026, the Issuer issued 84,067,616 Class A Ordinary Shares to Quantum Leap upon such exercise. No cash consideration was paid by Quantum Leap in connection with the exercise, and no Warrants held by Quantum Leap remain outstanding. The Class A Ordinary Shares issued upon exercise of the Warrants are subject to a lock-up period of six (6) months from the date of issuance, during which they may not be offered, sold, transferred, pledged or otherwise disposed of.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A -- Joint Filing Agreement, dated as of July 29, 2026, by and betwee Quantum Leap and Ms. Yang.

Exhibit B -- Form of Warrant Purchase Agreement, dated July 12, 2026, between Quantum Leap and the sellers named therein.

Exhibit C -- Form of Amended Warrant to Purchase Class A Ordinary Shares.

## Signatures
- Junli Yang: /s/ Junli Yang, Junli Yang/an individual (07/30/2026)
- Quantum Leap Limited: /s/ Junli Yang, Junli Yang/Director (07/30/2026)